October 24, 2019

Via EDGAR

Mr. Charles Eastman
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:    HEICO Corporation
Form 10-K for the Fiscal Year Ended October 31, 2018 (“Form 10-K”)
Filed December 20, 2018
File Number 001-04604

Dear Mr. Eastman:

This letter is in response to your letter to me, dated October 16, 2019.

I have reproduced your comment below, followed by our response on behalf of HEICO Corporation (“the Company”).

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 48

1.
We note you exclude interest charges on borrowings from your Long-term debt obligations caption in your Contractual Obligations table. It appears that your interest expenses are increasing significantly year over year and the trend is continuing as of your 10-Q for the period ended July 31, 2019. In light of this, please revise to include the estimated interest expense either in the table of contractual obligations or in a footnote disclosure below the table. Amounts may be based upon factors available as of the balance sheet date and disclosure should also include descriptive language that the balances may fluctuate based on future events and assumptions. Refer to footnote 46 of SEC Interpretive Release 33-8350 dated December 19, 2003.

Company Response to Comment #1

As noted in footnote 46 of SEC Interpretive Release 33-8350, “the cash requirements for items such as interest, taxes or amounts to be funded to cover post-employment (including retirement) benefits may not be included in the tabular disclosure, but should be discussed if material.” On a prospective basis, the Company will provide the requested information in accordance with footnote 46 of SEC Interpretive Release 33-8350. As an example, please see below for the type of disclosure that will be provided in the Company’s future annual filings.

Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2019 (in thousands):

Payments due by fiscal period
	Total	2020	2021-2022	2023-2024	Thereafter
Long-term debt obligations (1)	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	—	—	—	—	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total contractual obligations	$—	$—	$—	$—	$—

(1) Includes approximately $0.0 million per year in estimated interest payments on our revolving credit facility until its maturity in fiscal 2023. The aforementioned estimate uses the October 31, 2019 interest rate of 0.0% and assumes the amount outstanding under our revolving credit facility as of October 31, 2019 of $000.0 million will remain outstanding until its maturity date in fiscal 2023. Actual interest payments may vary significantly based on future borrowings, repayments and interest rate fluctuations. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements and "Liquidity and Capital Resources," above for additional information regarding our long-term debt obligations.

If you have any questions or comments on the material provided, please contact me.

Sincerely,

/s/ CARLOS L. MACAU, JR.
Carlos L. Macau, Jr.
Executive Vice President – Chief
Financial Officer and Treasurer

cc:    United States Securities and Exchange Commission
Claire Erlanger

Akerman LLP
Jonathan Awner Esq.

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